This announcement is not an offer of securities for sale or a solicitation of an offer to buy these securities. The offer is made only by the Offering Circular.

New Issue                                                                                May 2016

5,000 Shares

COMMON STOCK
Price $1,000 per Share

Copies of the Offering Circular may be obtained from Hill Capital
Corporation, a Business Development Company, incorporated in MN to invest in small businesses and support entrepreneurship in the Empire
Builder Corridor. There will not be any sale of the shares referred to in this announcement in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction.